UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2015

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2014 contained in the Company’s 2014 Annual Report;

Election of directors of the Company;

Election of officers of the Company;

Creation of a Risk Committee, in addition to the Audit, Governance and
Nomination, Executive Compensation and Technology Strategy Committees of the
Board of Directors.

Appointment of chairmen and members of the Audit Committee, Governance and
Nomination Committee, Executive Compensation Committee, Technology Strategy
Committee and Risk Committee of the Board of Directors; and

Cash dividend declaration on the Company’s Voting Preferred Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 06/10/2015	By:	Ma Lourdes C. Rausa-Chan
	Name:	Ma Lourdes C. Rausa-Chan
	Title:	SVP and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange